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To the best of my knowledge and belief, I certify that the following Exhibit 3(b) constitutes a fair and accurate English translation of the original German document.

Dated: August 14, 2002	/s/ Charles N. Charnas Charles N. Charnas Managing Director and Chief Financial Officer

Exhibit 3(b)

Commercial Register—Dept. B—of the Böblingen Local Court Sheet 1 (with following sheet) Commercial Register Book 5328
Number of entry	a) company name b) registered seat c) Object of the enterprise	Capital stock or share capital DM	Management Board Personally liable shareholder managing director executor	Prokura	Legal relationships	a) Date of registration and signature b) Notes
1	2	3	4	5	6
1	a. David Hundertdreiunddreissigste Vermögensverwaltungs-GmbH b. Böblingen c. the administration of its own assets	Share capital EUR 25,000.00	Managing Director Norbert Pacho *Oct. 17, 1947, Wiesbaden	Limited liability company.
Company bylaws dated August 7, 2001.
If only one managing director is appointed, he/she has sole representation of the enterprise. If several managing directors are appointed, the enterprise is represented by two managing directors acting jointly or by one managing director acting with a Prokurist.
Norbert Pacho has been appointed managing director. He is entitled to sole representation and authorized to undertake legal transactions on behalf of the company with himself or on behalf of a third party without restrictions.
The Shareholders' Meeting on December 20, 2001 resolved to amend the Company Articles of Association in § 1, section 2 (registered seat).
					The registered seat of the enterprise has been moved from Frankfurt am Main (registered joint stock company in Frankfurt am Main, Commercial Register 53111) to Böblingen.	a. January 24, 2002 b. Articles of Association sheet 21 Sb
2
a. Hewlett-Packard Erste Vermögensverwaltungs- und Beteiligungsgesellschaft mbH
c. and the acquisition, administration and sale of stakes in other enterprises as well as the performance of all legal transactions and measures in connection therewith.
	The enterprise may acquire the same or similar enterprises within or outside Germany, obtain stakes in such or open branch offices		Ann O'Neil Baskins *April 5, 1955, Palo Alto, U.S. Jürgen Banhardt *April 17, 1959, Stuttgart Charles Nathaniel Charnas *April 3, 1958, Palo Alto, U.S.
The Shareholders' Meeting on Jan. 11, 2002 approved the amendment of the Company Articles of Association in §
1 (company name, § 2 (object of the enterprise; expansion cf. adjacent section 2c), § 3 (share capital), § 4 (managing directors) and § 7 (claim to annual profit).
The company name has been changed.
 Norbert Pacho is no longer managing director.
					Ann O'Neil Baskins, Jürgen Banhardt and Charles Nathaniel Charnas have been appointed managing directors. They each have sole representation rights and are authorized to represent the enterprise in legal transactions with themselves or on behalf of third parties without restriction.	a. February 5, 2002 b. Articles of Association sheet 30 Sb

The enterprise concluded a Profit-Transfer Agreement with Hewlett-Packard Europa Holding GmbH & Co. KG, with a registered seat in Böblingen (registered under AG Böblingen HRA 2488) as enterprise with a dominant stake.
					The Shareholders' Assembly approved this in a resolution passed on May 28, 2002	a. June 10, 2002 b. sheet 33/35 Sb

This copy is a true and accurate copy of the original.
Böblingen June 18, 2002
Documentary Clerk at the Local Court Business Office (signature)
Legal Clerk
An entry which loses its importance because of a later entry and the deletion entry for such are underlined.

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  Exhibit 3(b)